J.P. Galda & Co.

Attorneys-at-Law

40 East Montgomery Avenue, LTW 200

Ardmore, PA 19003

Telephone (215) 815-1534

February 3, 2022

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Michael Davis

Special Counsel

Office of Life Sciences

Re: Revelation Biosciences, Inc.

Registration Statement on Form S-1

Commission File No. 333-262410

Mr. Davis:

On behalf of Revelation Biosciences, Inc. (the “Company”), I hereby request that the Commission declare effective the above-captioned registration statement at 4:00pm on February 7, 2022, or as soon thereafter as practicable. Please call or email with any further questions or comments.

J.P. Galda & Co.

/s/ J.P. Galda